SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for February 1, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37616
~~333-61840~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 1, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________________
Name: Steven Warjanka
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Credit Suisse First Boston Corporation	

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-AR2

CSFB-2002-AR2-G1-N1-B56 - Price/Yield - IA

Balance	$131,267,158.00	Delay	24
Coupon*	6.53220935	Dated	1/1/2002
Settle	1/31/2002	First Payment	2/25/2002

*PAYS NET RATE LESS 0.05%
RUN TO BALLOON IN MONTH 56

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101.796875	5.806	5.72	5.624	5.516	5.392	5.254	5.096	4.92	4.72	4.224
101.828125	5.796	5.709	5.611	5.501	5.377	5.236	5.076	4.898	4.694	4.192
101.859375	5.786	5.697	5.599	5.487	5.361	5.218	5.056	4.875	4.669	4.16
101.890625	5.776	5.686	5.586	5.473	5.345	5.2	5.036	4.853	4.644	4.128
101.921875	5.766	5.675	5.573	5.459	5.329	5.182	5.016	4.831	4.619	4.096
101.953125	5.756	5.664	5.561	5.445	5.313	5.165	4.997	4.808	4.594	4.064
101.984375	5.746	5.652	5.548	5.431	5.297	5.147	4.977	4.786	4.569	4.033
102.015625	5.736	5.641	5.536	5.417	5.281	5.129	4.957	4.763	4.544	4.001
102.046875	5.726	5.63	5.523	5.403	5.266	5.111	4.937	4.741	4.519	3.969
102.078125	5.716	5.619	5.51	5.388	5.25	5.094	4.917	4.719	4.493	3.937
102.109375	5.706	5.607	5.498	5.374	5.234	5.076	4.897	4.697	4.468	3.905
102.140625	5.696	5.596	5.485	5.36	5.218	5.058	4.877	4.674	4.443	3.874
102.171875	5.686	5.585	5.473	5.346	5.202	5.04	4.857	4.652	4.418	3.842
102.203125	5.676	5.574	5.46	5.332	5.187	5.023	4.837	4.63	4.393	3.81
102.234375	5.666	5.563	5.448	5.318	5.171	5.005	4.818	4.607	4.368	3.779
102.265625	5.656	5.551	5.435	5.304	5.155	4.987	4.798	4.585	4.343	3.747
102.296875	5.646	5.54	5.423	5.29	5.139	4.97	4.778	4.563	4.318	3.715
WAL	3.55	3.13	2.77	2.44	2.16	1.9	1.68	1.48	1.31	1.01
Mod Dum	3.05	2.71	2.42	2.16	1.93	1.72	1.53	1.36	1.21	0.96
Principal Window	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06	Feb02 - Sep06
LIBOR_6MO	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92
CMT_1YR	2.08	2.08	2.08	2.08	2.08	2.08	2.08	2.08	2.08	2.08